Procedure for Exercising Subscription Rights	If you elect to exercise your rights being distributed in the offering, you must send certain documentation and payment to the subscription agent before the offering expires. For instructions on how your subscription documents and payment should be sent to the subscription agent, see "The Rights Offering—Required Forms of Payment of the Subscription Price."
Nontransferability of the Rights	The rights in the rights offering may not be transferred except in very limited circumstances. See "The Rights Offering—Nontransferability of the Rights."
No Revocation	Once exercised, the rights in the offering may not be revoked, even if you later learn information about us that you consider to be unfavorable or the market price of our common stock falls below the $[●] per share subscription price, unless we amend the terms of the offering.
Delivery of Shares	Any shares you elect to purchase in the rights offering will be delivered to you or your broker as soon as practical following the conclusion of the offering period.
No Recommendation	Our board of directors makes no recommendation as to whether any stockholder should or should not exercise its rights in the rights offering.
Market for Common Stock	The Company's common stock is listed and trades on the NYSE MKT exchange under the ticker symbol "TGC."
Material U.S. Federal Income Tax Consequences	~~The receipt and exercise~~It is the opinion of ~~your~~tax counsel that the distribution of subscription rights ~~generally~~to a holder of shares of our common stock or of rights or warrants to acquire shares of our common stock should ~~not~~ be ~~taxable under~~ treated, for U.S. federal income tax ~~laws~~purposes, as a non-taxable distribution under Section 305(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations promulgated thereunder. You should, however, seek specific tax advice from your own tax advisor in light of your own tax situation, including as to the applicability and effect of any other tax laws. See "Material U.S. Federal Income Tax Consequences."
Foreign Holders of Registered Common Stock Certificates	The subscription agent will mail rights certificates to you if your address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. To exercise your rights, you must notify the subscription agent and take all other steps which are necessary to exercise your rights on or prior to expiration of the offering.
Subscription Agent	Continental Stock Transfer & Trust Company

What happens if the rights offering is not fully subscribed after giving effect to the oversubscription privilege?

If the rights offering is not fully subscribed after giving effect to the oversubscription privilege, Tengasco will raise less than the maximum potential offering of approximately $[●] million. Any rights not exercised after giving effect to the oversubscription privilege will expire.

How will the rights offering affect our board's ownership of our common stock?

As of December 8,[●], 2016, the members of our board of directors and their affiliates are deemed to beneficially own 2,095,016 shares of our common stock, representing approximately 34.4% of our outstanding common stock. As of December 8,[●], 2016, Dolphin is deemed to beneficially own 2,063,916 shares of our common stock, representing approximately 33.8% of our outstanding common stock. The Company anticipates that all directors of the Company and the Chief Executive Officer will fully exercise their basic subscription rights.

If no rights holders other than Dolphin exercise their rights in the rights offering, Dolphin would, if it subscribes for and purchases the maximum number of unsubscribed shares, be limited by the terms of this offering to ownership of less than 50% of our issued and outstanding shares, when such ownership is aggregated with the ownership of its affiliates. Although no agreement or understanding has been reached between Dolphin and the Company, the Company expects that Dolphin will fully exercise its basic subscription rights and its oversubscription privilege to the fullest extent possible subject to the limitations set out in the offering.

If no rights holders other than all of the members of our board of directors exercise their respective rights in the rights offering, and Dolphin is limited as set out above, our board of directors collectively could as a result of its subscription for and purchase of the maximum number unsubscribed shares, be deemed to own more than 50% of our issued and outstanding shares.

After I exercise my rights, can I change my mind and cancel my purchase?

No. Once you send in your subscription certificate and payment you cannot revoke the exercise of your rights, even if you later learn information about us that you consider to be unfavorable or the market price of our common stock falls below the $[●] per share subscription price, unless we amend the terms of the offering.

What are the federal income tax consequences of exercising my subscription rights as a holder of common stock?

The receipt and exerciseIt is the opinion of yourtax counsel that the distribution of subscription rights generallyto a holder of shares of our common stock or of rights or warrants to acquire shares of our common stock should not be taxable under treated, for U.S. federal income tax lawspurposes, as a non-taxable distribution under Section 305(a) of the Code and the Treasury Regulations promulgated thereunder. You should, however, seek specific tax advice from your own tax advisor in light of your own tax situation, including as to the applicability and effect of any other tax laws. See "Material U.S. Federal Income Tax Consequences" on page 29.

When will I receive my new shares?

If you purchase shares of common stock through this rights offering, you will receive certificates representing those shares as soon as practicable after the expiration of the rights offering. Subject to state securities laws and regulations, we have the discretion to delay allocation and distribution of any shares

If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise in this rights offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

You may not receive all of the shares for which you oversubscribe.

Holders who fully exercise their basic subscription rights will be entitled to subscribe for an additional number of shares of common stock by exercising an oversubscription privilege. Oversubscription privileges will generally be allocated pro rata among rights holders who oversubscribe, based on the number of basic subscription shares to which they have subscribed, although the allocation of oversubscription privileges among investors who may become 5% holders, who are 5% holders that have not properly filed any required forms with the SEC, or who would own in excess of 50% of the Company's shares may be reduced. We cannot guarantee that you will receive any or the entire number of shares for which you oversubscribed. If the prorated number of shares allocated to you in connection with your oversubscription privilege is less than your request, then the excess funds held by the subscription agent on your behalf will be returned to you, without interest, as soon as practicable after the rights offering has expired and all prorating calculations and reductions contemplated by the terms of the rights offering have been effected, and we will have no further obligation to you.

The receipt of subscription rights may be treated as a taxable distribution to you.

~~The receipt and exercise~~It is the opinion of ~~your~~tax counsel that the distribution of subscription rights ~~generally~~to a holder of shares of our common stock or of rights or warrants to acquire shares of our common stock should ~~not~~ be ~~taxable under~~ treated, for U.S. federal income tax ~~laws~~purposes, as a non-taxable distribution under Section 305(a) of the Code and the Treasury Regulations promulgated thereunder. Please see the discussion on the "Material U.S. Federal Income Tax Consequences" on page 29. This position is not binding on the Internal Revenue Service (the "IRS"), or the courts, however. If ~~this rights offering is deemed~~, contrary to ~~be~~ tax counsel's conclusion and corresponding opinion hereunder that the distribution of subscription rights to a shareholder should constitute a non-taxable event, the receipt by a shareholder of subscription rights hereunder is deemed part of a "disproportionate distribution" under Section 305(b)(2) of the Code, ~~your~~ (or part of a distribution in lieu of money under Section 350(b)(1) of the Code), then such receipt of subscription rights in this offering ~~may~~would be treated as ~~the receipt of~~ a taxable distribution to ~~you~~such shareholder in an amount equal to the fair market value of the subscription rights received. Any such distribution would be treated as dividend income to the extent of our current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain. ~~A "disproportionate distribution" is a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some Shareholders (defined below in the section entitled "Material U.S. Federal Income Tax Considerations") and an increase in the proportionate interest of other Shareholders in the Company's assets or earnings and profits. It is unclear whether the fact that we have outstanding options could cause the receipt of subscription rights to be part of a disproportionate distribution. Although there are options, the existence of which could impact the Shareholders, this offering does not address any of the tax issues, or potential tax issues, applicable to holders of such options.~~ Each holder of shares of common stock is urged to consult his, her or its own tax advisor with respect to the particular tax consequences of this rights offering.

The information presented in the table below should be read in conjunction with the consolidated financial statements and notes thereto included in this prospectus. This table does not incorporate any uses of proceeds from the rights offering.

(in thousands, except per share data)	Actual Basis (unaudited)	As Adjusted for Completion of the Rights Offering (unaudited)
Total debt:		
Long term debt, less current maturities	$2,231	$2,231
Stockholders' equity:		
Common stock, $0.001 par value; authorized 100,000,000 shares; 6,093,634 actual shares issued and outstanding at September 30, 2016; 18,289,380 shares issued and outstanding as adjusted	6	18
Additional paid–in capital	55,782	[●]
Accumulated deficit	(52,255)	(52,255)
Total stockholders' equity	$3,533	$[●]
Total capitalization	**$5,764**	**$[●]**

DESCRIPTION OF OUR COMMON STOCK

The following is a summary description of our common stock and is not intended to be complete. The Company is a Delaware corporation, and our common stock is subject to the provisions of the Company's certificate of incorporation and bylaws as amended from time to time under applicable Delaware law.

Our stockholders' interests consist solely of ownership of shares of a single unnamed series of common stock. As of the record date, November 21, 2016, 6,097,723 shares of common stock were outstanding. Other than the single series of common stock, the Company currently has no other forms of equity ownership in the Company, including preferred stock, convertible notes, or warrants, that are outstanding.

The Company files periodic reports containing financial and other information with the SEC (see "Incorporation by Reference" and "Where You Can Find More Information"). The shares of the Company's common stock currently outstanding are traded on the NYSE MKT exchange under the symbol "TGC."

Holders of shares of the Company's common stock do not have preemptive rights to purchase additional common stock in the event the Company issues additional common stock. Holders of the Company's common stock are entitled to one vote per share on matters submitted to them for a vote.

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, NY 10004.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of material U.S. federal income tax consequences relating to the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering and the ownership and disposition of shares of our common stock received upon exercise of the subscription rights, and, in so far as it relates to matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitutes the opinion of our tax counsel, Davis Graham & Stubbs LLP.

This summary deals only with subscription rights acquired through the rights offering, and shares of our common stock acquired upon exercise of subscription rights that are held as capital assets by a beneficial owner. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such beneficial owners in light of their personal circumstances. This discussion also does not address tax consequences to holders that may be subject to special tax rules, including, without limitation, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, employee stock purchase plans, partnerships and other pass-through entities or persons holding subscription rights or shares of our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired subscription rights or shares of our common stock in connection with employment or other performance of services, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, U.S. expatriates, and certain former citizens or residents of the United States. In addition, the discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any U.S. federal tax considerations other than income taxation (such as Medicare contribution taxation or estate, generation skipping or gift taxation).

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder, as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively. We have not sought, and will not seek, any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take positions concerning the tax consequences of the receipt of subscription rights acquired through the rights offering by persons holding shares of our common stock, the exercise (or expiration) of the subscription rights, or the acquisition, ownership or disposition of shares of our common stock that are different from those discussed below.

As used herein, a "U.S. Holder" means a beneficial owner of shares of our common stock or subscription rights and (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) the administration of which is subject to the primary supervision of a court within the United States and one or more United States persons as described in Section 7701(a)(30) of the Code have authority to control all substantial decisions of the trust, or (b) that has a valid election in effect to be treated as a United States person. A "Non-U.S. Holder" is such a beneficial owner (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

In addition, as used throughout this discussion, the phrase "Securities" means both (i) shares of our common stock, and (ii) rights or warrants to acquire shares of our common stock; and the term "Shareholder" means a U.S. holder who is either (i) a holder of shares of our common stock, or (ii) a holder of rights or warrants to acquire shares of our common stock.

If any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes is such a beneficial owner, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Holders that are partnerships (and partners in such partnerships) are urged to consult their own tax advisors.

SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES UNDER FEDERAL ESTATE AND GIFT TAX LAWS, FOREIGN, STATE, AND LOCAL LAWS AND TAX TREATIES OF THE RECEIPT, OWNERSHIP AND EXERCISE OF SUBSCRIPTION RIGHTS AND THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF SHARES OF OUR COMMON STOCK ACQUIRED UPON EXERCISE OF SUBSCRIPTION RIGHTS.

Tax Consequences to U.S. Holders

Receipt of Subscription Rights Assuming the Rights Offering is Considered Non-Taxable

Receipt of Subscription Rights

~~We anticipate~~It is the opinion of tax counsel that the distribution of subscription rights to a Shareholder with respect to such Shareholder's Securities ~~will~~should be treated, for U.S. federal income tax purposes, as a non-taxable distribution under Section 305(a) of the Code and the Treasury Regulations promulgated thereunder. The remainder of this section entitled "—Tax Consequences to U.S. Holders— Receipt of Subscription Rights Assuming the Rights Offering is Considered Non-Taxable" assumes that the receipt by a U.S. Holder of subscription rights with respect to such U.S. Holder's Securities pursuant to this rights offering is non-taxable for U.S. federal income tax purposes. However, this conclusion is not free from doubt, and it is possible that the IRS may take a contrary view.

If, ~~by way of example only,~~contrary to tax counsel's conclusion and corresponding opinion hereunder that the distribution of subscription rights to a Shareholder with respect to such Shareholder's Securities should constitute a non-taxable event, the receipt by a U.S. Holder of subscription rights ~~were~~hereunder is deemed part of a "disproportionate distribution~~,~~"" under Section 305(b)(2) of the Code (or part of a distribution in lieu of money under Section 350(b)(1) of the Code), then such receipt would be treated as a taxable distribution to such U.S. Holder in an amount equal to fair market value of the subscription rights received. In such a case, and contrary to tax counsel's opinion, the treatment discussed below under the section entitled "—Tax Consequences to U.S. Holders—Receipt of Subscription Rights if the Rights Offering Is Considered Taxable" would be applicable.

Tax Basis in the Subscription Rights

If the fair market value of the subscription rights received by a U.S. Holder is less than 15% of the fair market value of such U.S. Holder's Securities as of the date the subscription rights are distributed, then such U.S. Holder's subscription rights should be allocated a zero tax basis for U.S. federal income tax purposes. However, in such a case, such U.S. Holder may affirmatively elect to allocate a portion of such U.S. Holder's tax basis in such U.S. Holder's existing Securities between (i) such U.S. Holder's Securities and (ii) such U.S. Holder's subscription rights received pursuant to this offering, in proportion to the relative fair market values of such existing Securities and subscription rights determined as of the date of the receipt of the subscription rights. If a U.S. Holder chooses to make such an election, then such holder must make this election on a statement included with such holder's tax return for the taxable year in which such U.S. Holder receives subscription rights pursuant to this offering. Such an election, if made, is irrevocable.

If the fair market value of the subscription rights received by a U.S. Holder is 15% or more of the fair market value of such U.S. Holder's Securities as of the date the subscription rights are distributed, then such U.S. Holder must allocate such U.S. Holder's tax basis in such U.S. Holder's existing Securities between (i) such U.S. Holder's shares of Securities, and (ii) such U.S. Holder's subscription rights received pursuant to this offering, in proportion to the relative fair market values of such existing Securities and subscription rights determined as of the date of the distribution of the subscription rights.

Fair Market Value of Subscription Rights

The fair market value of the subscription rights on the date the subscription rights are received is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights as of that date. Fair market value is defined generally as the price at which property would hypothetically change hands between a willing buyer and a willing seller, where neither is under any compulsion to buy or sell. Fair market value is a factual determination. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including but not limited to any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed or received, the length of the time period during which the subscription rights may be exercised, the fact that the subscription rights are non-transferable, and any other relevant facts and circumstances.

Exercise of the Subscription Rights

A U.S. Holder will not recognize any gain or loss upon the exercise of subscription rights received pursuant to this rights offering. A U.S. Holder's tax basis of shares of our common stock acquired through the exercise of such subscription rights will equal the sum of (i) the subscription price paid for the shares, plus (ii) the tax basis, if any, in the subscription rights immediately prior to such exercise. The holding period for shares of our common stock acquired through the exercise of such subscription rights should begin on the date the subscription rights are exercised.

Expiration of the Subscription Rights

A U.S. Holder who allows subscription rights received pursuant to this rights offering to expire generally will not recognize any gain or loss upon such expiration. If, in connection with the receipt of subscription rights pursuant to this offering, a U.S. Holder, by election or otherwise, is allocated a portion of the tax basis in such U.S. Holder's then existing Securities to such U.S. Holder's subscription rights, then upon the expiration of such subscription rights, the portion of the tax basis previously allocated to the subscription rights will be re-allocated, or re-attributed, to such U.S. Holder's Securities, and the tax basis of such Securities will be restored to what it was immediately before the receipt of the subscription rights in this offering.

Receipt of Subscription Rights if the Rights Offering is Considered Taxable

Receipt of Subscription Rights

In general, receipt by a U.S. Holder of subscription rights to acquire shares of our common stock will be taxable if, contrary to tax counsel's opinion that the distribution of subscription rights to a Shareholder with respect to such Shareholder's Securities should be non-taxable distributions to them, the distribution or issuance (alone or as part of a series of distributions or issuances, including deemed distributions and issuances) either (i) has the result of the receipt of cash or property by some Shareholders, and an increase in the proportionate interests, of other Shareholders, in the assets or earnings and profits of the Company (i.e., a disproportionate distribution, as contemplated in Code Section 305(b)(2)), or (ii) is, at the election of any of the Shareholders, payable either in cash or property in lieu of the rights to acquire additional shares (i.e., a distribution in lieu of money, as contemplated in Code Section 305(b)(1)). Where the receipt of cash or property is not within 36 months before or after a distribution or series of distributions of stock (including stock rights), the distribution is presumed not to have the result described in (i), above. As previously indicated, for these purposes, the term "Securities" means shares of our common stock and rights or warrants to acquire shares of our common stock.

During the last 36 months, we have not made any distributions of cash or other property with respect to our stock, nor do we have any intention of making any distributions of cash or other property with respect to our stock within the 36 months following the offering. Currently, our common stock is our sole outstanding class of stock; we do not have any convertible debt outstanding; and we have no intention of issuing another class of stock or convertible debt. However, the fact that we have outstanding options could cause, under certain circumstances that cannot currently be predicted (such as a failure to properly adjust the option price in connection with a stock distribution), the receipt of subscription rights pursuant to this offering to be part of a disproportionate distribution, as contemplated in Code Section 305(b)(2). ~~The~~In addition, if we were to make a distribution in cash or other property on our common stock within the 36 months following this offering, such distribution could cause the receipt of subscription rights to be treated as part of a disproportionate distribution. Given the uncertainty relating to our outstanding options and the potential effect that future actions could have on the tax treatment of the distribution of the rights offering to Shareholders, tax counsel is unable to reach an opinion that such distribution will be nontaxable, but has reached an opinion that such distribution should be non-taxable to the Shareholders. Based on the opinion of tax counsel, the Company ~~anticipates that it~~ will take the position that the ~~outstanding options do not cause the~~ subscription rights issued pursuant to this rights offering ~~to be~~are not part of a disproportionate distribution~~, in which case~~. Accordingly, the Company believes the discussion set forth in "—Tax Consequences to U.S. Holders—Receipt of Subscription Rights Assuming the Rights Offering is Considered Non-Taxable" is applicable to all U.S. Holders. ~~If we were to make a distribution in cash or other property on our common stock within the 36 months following this offering, such distribution could cause the receipt of subscription rights to be treated as part of a disproportionate distribution~~.

~~If, contrary to the Company's anticipated position~~If, contrary to tax counsel's conclusion and corresponding opinion hereunder that the distribution of subscription rights to a Shareholder with respect to such Shareholder's Securities should constitute a non-taxable event, the distribution or issuance to a Shareholder pursuant to this offering of subscription rights is considered part of a disproportionate distribution (or part of a distribution in lieu of money), then such distribution would generally be taxable. With respect to U.S. Holders, in general, a taxable distribution is treated as a dividend to the extent that the fair market value of the subscription rights distributed is allocable to our current and accumulated earnings and profits for the taxable year in which the subscription rights are distributed. Dividend income received by certain non-corporate U.S. Holders with respect to shares of our common stock generally will be "qualified dividends" subject to preferential rates of U.S. federal income tax, provided that the U.S. Holder meets applicable holding period and certain other requirements. Subject to similar exceptions for short-term and hedged positions, dividend income on our shares of common stock paid to U.S. Holders that are domestic corporations generally will qualify for the dividends received deduction. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such shares of our common stock and thereafter as capital gain (either long-term or short-term depending on your holding period in the stock).

The remainder of the discussion in this section entitled "—Tax Consequences to U.S. Holders — Receipt of Subscription Rights Assuming the Rights Offering is Considered Taxable" assumes, contrary to tax counsel's conclusion and corresponding opinion hereunder that the distribution of subscription rights to a Shareholder with respect to such Shareholder's Securities should constitute a non-taxable event, that the receipt of subscription rights pursuant to this offering is considered part of a disproportionate distribution and generally taxable to the receiving U.S. Holder.

Tax Basis in the Subscription Rights

If the receipt of subscription rights pursuant to this offering were taxable to a receiving U.S. Holder, then a U.S. Holder's tax basis in the subscription rights received should be equal to the fair market value of such subscription rights when received, regardless of whether the receipt of subscription rights is treated as a dividend, as a tax-free return of basis, as gain from the sale or exchange of our common stock, or otherwise.

Exercise of the Subscription Rights

If the receipt of subscription rights pursuant to this offering is taxable to the receiving U.S. Holder, then such U.S. Holder will not recognize any gain or loss upon the exercise of such subscription rights. In such a case, a U.S. Holder's tax basis of shares of our common stock acquired through the exercise of such subscription rights will equal the sum of (i) the subscription price paid for the shares of our common stock, plus (ii) the tax basis, if any, in the subscription rights immediately prior to such exercise. The holding period for shares of our common stock acquired through the exercise of the subscription rights should begin on the date the subscription rights are exercised.

Expiration of the Subscription Rights

If the receipt of subscription rights pursuant to this offering is taxable, and a U.S. Holder allows the subscription rights received in this offering to expire, then such U.S. Holder should recognize a short-term capital loss equal to such U.S. Holder's tax basis in the expired subscription rights. A U.S. Holder's ability to use any capital loss may be subject to limitations.

Taxation of the Common Stock

Distributions

Certain distributions with respect to shares of our common stock acquired upon exercise of subscription rights may be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.

Dividend income received by certain non-corporate U.S. Holders with respect to shares of our common stock generally will be "qualified dividends" subject to preferential rates of U.S. federal income tax, provided that the U.S. Holder meets applicable holding period and certain other requirements. Subject to similar exceptions for short-term and hedged positions, dividend income on our shares of common stock paid to U.S. Holders that are domestic corporations generally will qualify for the dividends received deduction. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such shares of our common stock and thereafter as capital gain.

Dispositions

If you sell or otherwise dispose of shares of common stock acquired upon exercise of subscription rights in a taxable transaction, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in such shares. Such capital gain or loss will be long-term capital gain or loss if your holding period for such shares is more than one year at the time of disposition. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to the gross proceeds from the disposition of shares of our common stock acquired through the exercise of subscription rights or dividend payments. Backup withholding (currently at the rate of 28%) may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number, or TIN, (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding and that you are a U.S. person on IRS Form W-9 or Substitute Form W-9. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain persons are exempt from information reporting and backup withholding, including corporations and financial institutions, provided that they demonstrate this fact, if requested. You are urged to consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Net Investment Income Tax

In addition to the United States federal income tax, discussed above, U.S. Holders are subject to an additional 3.8% Medicare tax (the "net investment income tax") on their "net investment income" to the extent that their net investment income, when added to their other modified adjusted gross income, exceeds certain thresholds (e.g., $250,000 for married individuals filing jointly). For these purposes, "net investment income" generally equals the taxpayer's gross investment income (e.g., interest income, dividends and gain from the sale or other disposition of stock) reduced by deductions that are allocable to such income. The net investment income tax is determined in a manner which is different than the manner in which the U.S. federal income tax is determined. U.S. Holders are urged to consult their own tax advisors regarding the implications of the net investment income tax.

Taxation of Non-U.S. Holders

Receipt of Subscription Rights Assuming the Rights Offering is Considered Non-Taxable

Receipt of Subscription Rights

As discussed above under the section entitled "—Tax Consequences to U.S. Holders—Receipt of Subscription Rights Assuming the Rights Offering is Considered Non-Taxable—Receipt of Subscription Rights," it is the opinion of tax counsel that the distribution of subscription rights to a Shareholder with respect to such Shareholder's Securities ~~is generally~~should be treated, for U.S. federal income tax purposes, as a non-taxable distribution. The remainder of this section entitled "—Taxation of Non-U.S. Holders—Receipt of Subscription Rights Assuming the Rights Offering is Considered Non-Taxable" assumes that the receipt by a Non-U.S. Holder of subscription rights with respect to such Non-U.S. Holder's Securities pursuant to this rights offering is non-taxable for U.S. federal income tax purposes. However, this conclusion is not free from doubt, and it is possible that the IRS may take a contrary view.

Tax Basis in the Subscription Rights

See the discussion above under the section entitled "—Tax Consequences to U.S. Holders—Receipt of Subscription Rights Assuming the Rights Offering is Considered Non-Taxable—Tax Basis in the Subscription Rights" for a description of how to determine the tax basis of Non-U.S. Holder in the subscription rights received pursuant to this offering.

Exercise of the Subscription Rights

A Non-U.S. Holder will not recognize any gain or loss upon the exercise of subscription rights received pursuant to this rights offering. A Non-U.S. Holder's tax basis of shares of our common stock acquired through the exercise of such subscription rights will equal the sum of (i) the subscription price paid for the shares, plus (ii) the tax basis, if any, in the subscription rights immediately prior to such exercise. The holding period for shares of our common stock acquired through the exercise of such subscription rights will begin on the date the subscription rights are exercised.

Expiration of the Subscription Rights

A Non-U.S. Holder who allows subscription rights received pursuant to this rights offering to expire generally will not recognize any gain or loss upon such expiration. If, in connection with the receipt of subscription rights pursuant to this offering, a Non-U.S. Holder, by election or otherwise, allocated a portion of the tax basis in such Non-U.S. Holder's then existing Securities to such Non-U.S. Holder's subscription rights, then upon the expiration of such subscription rights, the portion of the tax basis previously allocated to the subscription rights will be re-allocated, or re-attributed, to such Non-U.S. Holder's Securities, and the tax basis of such Securities will be restored to what it was immediately before the receipt of the subscription rights in this offering.

Receipt of Subscription Rights if the Rights Offering is Considered Taxable

Receipt of Subscription Rights

See the discussion above under the section entitled "—Tax Consequences to U.S. Holders—Receipt of Subscription Rights Assuming the Rights Offering is Considered Non-Taxable—Receipt of Subscription Rights" for a description of the circumstances under the distribution of subscription rights to a Shareholder with respect to such Shareholder's Securities could be treated as taxable for U.S. federal income tax purposes.

~~If, contrary to the Company's position~~If, contrary to tax counsel's conclusion and corresponding opinion hereunder that the distribution of subscription rights to a Shareholder with respect to such Shareholder's Securities should constitute a non-taxable event, the distribution or issuance to a Shareholder pursuant to this offering of subscription rights is considered part of a disproportionate distribution (or part of a distribution in lieu of money), then such distribution would generally be treated as a taxable distribution in an amount equal to the fair market value of the subscription rights. See the discussion below under the section entitled "—Tax Consequences to Non-U.S. Holders—Taxation of Common Stock—Distributions" for a description of the U.S. income tax consequence to a Non-U.S. Holder of receiving a taxable distribution with respect to our common stock.

The remainder of the discussion in this section entitled "—Taxation of Non-U.S. Holders—Receipt of Subscription Rights Assuming the Rights Offering is Considered Taxable" assumes, contrary to tax counsel's opinion hereunder that the distribution of subscription rights to a Shareholder with respect to such Shareholder's Securities should constitute a non-taxable event, that the receipt of subscription rights pursuant to this offering is considered part of a disproportionate distribution and generally taxable to the receiving Non-U.S. Holder.

Tax Basis in the Subscription Rights

If the receipt of subscription rights pursuant to this offering is taxable to the receiving Non-U.S. Holder, then the Non-U.S. Holder's tax basis in the subscription rights received should be equal to the fair market value of such subscription rights when received, regardless of whether the receipt of subscription rights is treated as a dividend, as a tax-free return of basis, as gain from the sale or exchange of our common stock, or otherwise.

Exercise of the Subscription Rights

If the receipt of subscription rights pursuant to this offering is treated as taxable to the receiving Non-U.S. Holder, then such Non-U.S. Holder will not recognize any gain or loss upon the exercise of such subscription rights. In such a case, a Non-U.S. Holder's tax basis of shares of our common stock acquired through the exercise of such subscription rights will equal the sum of (i) the subscription price paid for the shares of our common stock, plus (ii) the tax basis, if any, in the subscription rights immediately prior to such exercise. The holding period for shares of our common stock acquired through the exercise of the subscription rights will begin on the date the subscription rights are exercised.

Expiration of the Subscription Rights

If the receipt of subscription rights pursuant to this offering is taxable, and a Non-U.S. Holder allows the subscription rights received in this offering to expire, then such Shareholder should recognize a short-term capital loss equal to such Shareholder's tax basis in the expired subscription rights. A Non-U.S. Holder's ability to use any capital loss may be subject to limitations.

Taxation of Common Stock

Distributions

Any distributions of cash or property made with respect to our common stock generally will be subject to withholding tax to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes, if any, at a rate of 30% (or a lower rate prescribed in an applicable income tax treaty). In order to obtain a reduced withholding tax rate, if applicable, you must provide an applicable IRS Form W-8BEN or IRS Form W-8BEN-E certifying your entitlement to benefits under a treaty. In addition, you will not be subject to withholding tax if you provide an IRS Form W-8ECI certifying that the distributions are effectively connected with your conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment within the United States); instead, you generally will be subject to U.S. federal income tax, net of certain deductions, with respect to such income at the same rates applicable to U.S. persons, and if you are a corporation, a "branch profits tax" of 30% (or a lower rate prescribed in an applicable income tax treaty) also may apply to such effectively connected income.

Non-U.S. Holders may be required to periodically update their IRS Forms W-8 in order to remain eligible for a reduced withholding tax rate. Any distributions with respect to the shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty, provided that such dividends are not effectively connected with the Non-U.S. Holder's conduct of U.S. trade or business. Distributions in excess of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) will first constitute a return of capital that is applied against and reduces the Non-U.S. Holder's adjusted tax basis in our common stock (determined on a share by share basis), and, to the extent such distribution exceeds the Non-U.S. Holder's adjusted tax basis, the excess will be treated as gain realized on the sale or other disposition of our common stock as described below under "Sale or Other Disposition of Our Common Stock."

Dividends that are effectively connected with the conduct of a Non-U.S. Holder's trade or business within the United States are not subject to U.S. federal withholding tax if such Non-U.S. Holder provides our paying agent or a relevant withholding agent with an IRS Form W-8ECI, but generally will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, unless an applicable income tax treaty provides otherwise. A foreign corporation may be subject to an additional branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such income.

Dispositions

Subject to the discussions below under "Information Reporting and Backup Withholding" and "Foreign Account Tax Compliance Act," any gain realized by a Non-U.S. Holder upon the sale or other disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

- that gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a U.S. "permanent establishment" maintained by the Non-U.S. Holder);

- the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

- we are or have been a United States real property holding corporation (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition, and (ii) the Non-U.S. Holder's holding period for its shares of our common stock and, if shares of our common stock are "regularly traded on an established securities market," the Non-U.S. Holder held, directly or indirectly, at any time during such period, more than 5% of our issued and outstanding common stock.

Gain described in the first bullet point above will be subject to U.S. federal income tax in the same manner that a U.S. person would be taxed, unless an applicable income tax treaty provides otherwise. If such Non-U.S. Holder is a foreign corporation, such gain may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such income.

A Non-U.S. Holder described in the second bullet point above will be subject to a 30% U.S. federal income tax on the gain derived from the sale, which may be offset by certain U.S.-source capital losses.

Regarding the third bullet point above, it is likely that we are currently a USRPHC for U.S. federal income tax purposes, and it is likely that we will remain one in the future. However, so long as our common stock continues to be regularly traded on an established securities market within the meaning of the applicable Treasury regulations, only a Non-U.S. Holder who holds or held more than 5% of our common stock at any time during the shorter of (i) the five-year period preceding the date of disposition and (ii) the holder's holding period (a "greater-than-five percent shareholder") will be subject to U.S. federal income tax on the disposition of our common stock. A greater-than-five percent shareholder generally will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. Such a Non-U.S. Holder generally will be required to file a U.S. federal income tax return in respect of such gain. No withholding is required upon any sale or other taxable disposition of our common stock if it is regularly traded on an established securities market. If our common stock ceases to be regularly traded on an established securities market, a Non-U.S. Holder will be subject to tax on any gain recognized on the sale or other taxable disposition of our common stock, and withholding, generally at a rate of 15%, on the gross proceeds thereof, regardless of such Non-U.S. Holder's percentage ownership of our common stock.

Information Reporting and Backup Withholding

We and other withholding agents must report annually to the IRS the amount of dividends or other distributions paid to Non-U.S. Holders on shares of our common stock and the amount of tax we and other withholding agents withhold on these distributions. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides, under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will not be subject to backup withholding (the current rate of which is 28%) on reportable payments the Non-U.S. Holder receives on shares of our common stock if the Non-U.S. Holder provides proper certification (usually on an IRS Form W-8BEN or IRS Form W-8BEN-E) of its status as a non-U.S. person.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, information reporting will apply if a Non-U.S. Holder sells shares of our common stock outside the United States through a U.S. broker or a broker that is a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or a foreign partnership that, at any time during its tax year, either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interests in the partnership. If a sale or other disposition is made through a U.S. office of any broker, the broker will be required to report the amount of proceeds paid to the Non-U.S. Holder to the IRS and also to backup withhold on that amount unless the Non-U.S. Holder provides appropriate certification (usually on an IRS Form W-8BEN or IRS Form W-8BEN-E) to the broker certifying the Non-U.S. Holder's status as a non-U.S. person or other exempt status.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is properly furnished to the IRS on a timely basis.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code (commonly referred to as "FATCA") generally impose a 30% withholding tax on "withholdable payments," which include dividends on our common stock and gross proceeds from the disposition of our common stock paid to (i) a foreign financial institution (as defined in Section 1471 of the Code) unless it agrees to collect and disclose to the IRS information regarding direct and indirect U.S. account holders and (ii) a non-financial foreign entity unless it certifies certain information regarding substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under U.S. Treasury regulations and IRS guidance, the withholding obligations described above apply to payments of dividends on our common stock, and will apply to payments of gross proceeds from a sale or other disposition of our common stock on or after January 1, 2019. Prospective Non-U.S. Holders should consult their own tax advisors with respect to the potential tax consequences of FATCA.

NONE OF THE PRECEDING DISCUSSION IN THIS SECTION ENTLTLED "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" IS TAX ADVICE. HOLDERS OF SHARES OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES UNDER FEDERAL ESTATE AND GIFT TAX LAWS, FOREIGN, STATE, AND LOCAL LAWS AND TAX TREATIES OF THE RECEIPT, OWNERSHIP AND EXERCISE OF SUBSCRIPTION RIGHTS AND THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF SHARES OF OUR COMMON STOCK ACQUIRED UPON EXERCISE OF SUBSCRIPTION RIGHTS.

LEGAL MATTERS

The validity of the common stock offered by this prospectus has been passed upon for us by Cary V. Sorensen, the General Counsel of the Company. Certain matters regarding the material U.S. federal income tax considerations of the rights offering have been passed upon for us by Davis Graham & Stubbs LLP, Denver, Colorado.

EXPERTS

Our consolidated financial statements as of December 31, 2013, 2014 and 2015 incorporated in this prospectus by reference from the Tengasco, Inc. Annual Report on Form 10-K for the year ended December 31, 2015 have been so included in reliance upon the reports of Hein & Associates LLP, independent registered public accounting firm, to the extent and for the periods set forth in its reports, given upon the authority of said firm as experts in accounting and auditing.

Reserve analysis and information as of December 31, 2015, included in this prospectus and the Registration Statement on Form S-1 that includes this prospectus have been so included in reliance on the reserve report dated January 25, 2016 prepared by LaRoche Petroleum Consultants, Ltd. of Dallas, Texas.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the securities covered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC's public reference room at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a website maintained by the SEC located at http://www.sec.gov. We also make available on our website our annual, quarterly and current reports and amendments as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. Our website address is www.tengasco.com. The information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.